EXHIBIT 12.1

CIT Group Inc. and Subsidiaries

Computation of Ratios of Earnings to Fixed Charges Quarters ended March 31, (dollars in millions)

	2008	2007
Net (loss) income (attributable) available to common shareholders	$(257.2)	$ 200.6
(Benefit) provision for income taxes	(294.2)	34.1

(Loss) earnings before provision for income taxes	(551.4)	234.7

Fixed charges:
Interest and debt expenses on indebtedness	954.1	869.0
Minority interest in subsidiary trust holding solely debentures of the company, before tax	–	4.6
Interest factor: one-third of rentals on real and personal properties	4.9	4.3

Total fixed charges	959.0	877.9

Total earnings before provision for income taxes and fixed charges	$ 407.6	$1,112.6

Ratios of earnings to fixed charges	(1)	1.27x

(1)	Earnings were insufficient to cover fixed charges by $551.4 million for the quarter ended March 31, 2008.